THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 4, 2023

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 4, 2023. Each of the matters is described in greater detail in the Notice of the 191st Annual Meeting of Shareholders and Management Proxy Circular available at www.scotiabank.com in the Investor Relations section.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	564,799,596	97.50%	14,495,611	2.50%
Guillermo E. Babatz	568,581,251	98.15%	10,713,956	1.85%
Scott B. Bonham	562,662,387	97.13%	16,632,818	2.87%
Daniel (Don) H. Callahan	563,080,117	97.20%	16,215,088	2.80%
W. Dave Dowrich	564,904,575	97.52%	14,390,630	2.48%
Lynn K. Patterson	568,637,004	98.16%	10,658,202	1.84%
Michael D. Penner	561,628,800	96.95%	17,666,406	3.05%
Una M. Power	567,600,056	97.98%	11,695,150	2.02%
Aaron W. Regent	554,746,061	95.76%	24,549,144	4.24%
Calin Rovinescu	563,230,118	97.23%	16,064,464	2.77%
L. Scott Thomson	571,024,663	98.57%	8,270,542	1.43%
Benita M. Warmbold	551,986,405	95.29%	27,300,561	4.71%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
515,805,337	86.36%	81,463,836	13.64%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
530,738,440	91.62%	48,554,860	8.38%

4.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
95,476,442	17.49%	450,492,236	82.51%	33,315,998

5.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
142,838,908	24.95%	429,548,514	75.05%	6,899,790

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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